UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2011

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Effective February 14, 2011, Plastec Technologies, Ltd. (“Company”) entered into indemnification agreements with each member of the board of directors of the Company. The indemnification agreements supplement the Company’s Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law in providing certain indemnification rights to these individuals. The indemnification agreements provide, among other things, that the Company will indemnify these individuals to the fullest extent permitted by Cayman Islands law and to any greater extent that Cayman Islands law may in the future permit, including the advancement of attorneys' fees and other expenses incurred by such individuals in connection with any threatened, pending or completed action, suit or other proceeding, whether of a civil, criminal, administrative, regulatory, legislative or investigative nature, relating to any occurrence or event before or after the date of the indemnification agreements, by reason of the fact that such individuals is or were directors or officers of the Company, subject to certain exclusions and procedures set forth in the indemnification agreements, including the absence of fraud or willful default on the part of the indemnitee and, with respect to any criminal proceeding, that the indemnitee had no reasonable cause to believe his conduct was unlawful.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement, a copy of which is filed as Exhibit 4.1 to this Form 6-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2011
PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Ho Leung Ning
Name: Ho Leung Ning
Title: Chief Financial Officer